Rancho Affordable Living, LLC Offer Page and Business Plan

Business Plan Outline

About the Vision

At Rancho Affordable Living, LLC, we see a future where community and capital not only coexist but synergize to foster transformative growth and resilience. Our vision transcends traditional property development; it embodies a steadfast commitment to revitalizing distressed properties and converting them into thriving, secure, and welcoming manufactured home communities. Inspired by successful models like the [ProActive Realty Income Fund](#), which has proven the lucrative potential of marrying social responsibility with real estate investment, we embrace a "grave dancer" approach combined with a heartfelt dedication to community service to create an innovative affordable housing solution!

Background

Affordable housing is always in great demand. According to [Housing Finance Magazine](#), the U.S. is short over 7 million units, which places tremendous strain on low-income people to find housing within their financial means. Las Vegas alone is short 83,994 affordable units as reported by the [National Low Income Housing Coalition](#). The Company Rancho Affordable Living, LLC's plans business strategy is to purchase the property located at 1750 North Rancho Drive in Las Vegas, Nevada (the "Property") and place 23 brand new factory-built manufactured houses on the Property, to rent as affordable option to low-income tenants.

The company will place both 2 bedroom/1 bath and 2 bedroom/2 bath new manufactured homes. The 2 bedroom/1 bath will rent for $800 per month and the 2 bedroom/2 bathroom units will rent for $850 per month. [According to Zillow,](#) these 2 bedroom 2 bath properties rent for between $1,295 and $2,250 per month. [The U.S. Department of Housing and Urban Development](#) defines an "affordable home" as one that a household can obtain for 30 percent or less of its annual income. Nevada faces a critical shortfall of affordable housing for low-income individuals and families. Closing the gap and ensuring a steady pipeline of new affordable housing, as well as preserving existing affordable housing, is critical to the state's long-term success.

We plan to increase affordable housing rental supply, while simultaneously providing returns to investors. To accomplish this, upfront capital is usually required. Rancho Affordable Living, LLC expects to provide immediate income to investors while simultaneously increasing the affordable housing supply and improving the lives of those who live in the community, with Sustainable Housing.

To date, the Manager has returned nearly ****$3 million to investors through exceptional fund stewardship, meticulous attention to detail, exemplary industry expertise, and an unequivocal commitment to its mission of affordable housing. **The Proactive Realty Income Fund, LLC.

Why this project?

There is tremendous demand in Las Vegas (Clark County) for affordable housing. [The Low Income Housing Coalition](#) reported that the area is short of nearly 84,000 affordable units. The Company Rancho Affordable Housing, LLC intends to play a small part in moving families out of shelters or short-term weekly rental properties and into long-term quality rental affordable housing.

The Company plans to house: Rancho Affordable Housing, LLC which will help with the following:

- Those seeking second-chance housing
- Section 8 voucher recipients
- Those with social service subsidies
- Homeless veterans
- Homeless undocumented families and individuals
- City & County of Las Vegas Nevada

Why this neighborhood?

Gentrification in the surrounding area displaces low-income people. Rancho Affordable Living, LLC will increase the affordable housing supply in this neighborhood, which is situated on a main bus line that will increase transportation access for those in the park (work, school, cultural assets, medical access, etc.).

- Is it a renovation or a new building?

    - 23 new factory-built Manufactured homes to be placed and rented.

    - 2 Bed / 1 bath and 2 Bed / 2 Bath models

    - Rancho Affordable Living, LLC will bring in new Manufactured homes – some at cost – and pass cost savings to residents via Affordable Housing

- Residential, office, or retail?

- - Residential

- How big?

  - 1.66 acres

- Where is it located?

  - 1750 North Rancho Dr., Las Vegas 89106, Parcel: 139-19-803-001

- What's the project timeline?

  - 36 months from the close of the offering, a minimum of 24 months of Note targeted interest paid

- Do you have an architect, drawings, and zoning approval?

  - Yes, we have zone approval (H-2 Zoning)

- What's your timeline?

  - Up to eight months to raise the needed capital.

Building Green Futures: How Rancho Affordable Living, LLC is Revolutionizing Sustainable Homeownership

At Rancho Affordable Living, LLC, our commitment to sustainability and energy efficiency isn't just about building homes—it's about shaping futures and safeguarding the environment. Each home we construct is a beacon of innovation and environmental responsibility, designed not only to reduce energy consumption but also to offer residents long-term savings and a healthier living environment.

Harnessing Advanced Technology for Efficiency

Our homes feature LUX Argon Gas Low-E Windows, which significantly enhance thermal insulation. This cutting-edge technology involves filling the space between panes with Argon gas and applying low-emissivity (Low-E) treatments, which minimize the amount of infrared and ultraviolet light that passes through the glass without compromising the amount of transmitted visible light. The result is homes that stay warmer in the winter and cooler in the summer, reducing the need for heating and air conditioning.

Building Beyond Today's Standards

We are proud that our properties meet the rigorous Zero Energy Ready Home specifications for Thermal Zones 1 or 2. This certification ensures that each home is constructed with the future in mind, ready to deliver optimal energy performance and ready to be fully zero-energy capable.

Ready for Renewable Energy

Embracing the shift toward renewable energy, our homes are solar and wind-ready, offering new homeowners the opportunity to harness these natural resources to power their homes, thereby further reducing their ecological footprint and energy costs.

Innovative Heating and Cooling Solutions

Our use of Rheem Hybrid Heat Pump Water Heaters and Smart Comfort HVAC Heat Pumps exemplifies our approach to utilizing advanced systems that offer greater efficiency. These systems use less energy than traditional methods by effectively transferring heat rather than generating it, thus ensuring efficient temperature regulation with lower energy use.

Smart Home Features

Integration of Ecobee Smart Thermostats allows homeowners to tailor their heating and cooling usage based on real-time data and personal schedules, optimizing energy use throughout the day and reducing unnecessary energy consumption.

Energy Star Certified Appliances

Each home is equipped with Energy Star-certified appliances, including Frigidaire dishwashers and refrigerators, ensuring that every appliance offers maximum efficiency and helps lower utility bills. Even our lighting solutions are designed with energy conservation in mind, utilizing LED lighting to provide high-quality, low-energy illumination.

Sustainable Practices in Every Detail

From Energy Star-certified ventilation fans to electric systems built for efficiency, every aspect of our homes is designed with sustainability in focus. The homes are even DOE

Certified Zero Energy, capable of producing as much energy as they consume, thanks to high-efficiency construction and integrated renewable energy resources.

Join Us on This Journey

Investing in Rancho Affordable Living means more than just securing a financial return. It's an opportunity to be part of a movement that values resource conservation and environmental responsibility. It's a chance to invest in a project that stands at the forefront of the sustainable housing market, offering homes that do more than house residents—they improve lives and protect the planet.

Your Investment Has Power

By choosing to invest with Rancho Affordable Living, LLC, you are not just supporting the construction of homes—you are promoting a lifestyle of sustainability and efficiency. You are providing families with affordable housing solutions that also contribute to their health and the health of the planet. Join us today to make a tangible impact on the world, one home at a time. Together, we can build a future where every home contributes to a cleaner, greener world.

Affordable Housing Revolution: The Legacy of Manufactured Homes

As housing costs rise, manufactured homes stand out as [a cost-effective and efficient solution to the affordable housing crisis](). The "Legacy" models exemplify affordability, offering [rapid construction and customizable options]() that cater to diverse homeowner needs while ensuring quality and comfort.

Cost Efficiency and Speed

Manufactured homes like the "Legacy" series are significantly more affordable than traditional site-built homes due to streamlined factory processes that reduce construction and assembly costs. These homes are built in about a third of the time required for traditional construction, arriving at the site nearly complete for quick installation.

Customization and Safety

Despite their affordability, "Legacy" homes offer extensive customization from floor plans to finishes, allowing for personalization without sacrificing safety. Adhering to strict HUD safety and environmental standards, these homes are built to withstand regional challenges like hurricanes, ensuring durability and safety.

Sustainability

The "Legacy" models are environmentally friendly, using fewer materials and generating less waste. They feature energy-saving elements that reduce utility bills and environmental impact, promoting a sustainable lifestyle.

A Forward-Thinking Solution

The "Legacy" manufactured homes provide a viable solution to the affordable housing crisis, making homeownership accessible and sustainable. By investing in a "Legacy" home, you're supporting a future where quality housing is affordable and environmentally conscious. Join us in this transformative approach to modern living.

About the Finances

1.   A short narrative of how the project will be financed. Explain the capital stack and other sources of financing. Explain how the crowd fits in. For example:

> *The total acquisition and development costs of approximately $1,235,000 million will be financed with an initial loan of approximately $1,055,000 (**$180,000 of Owner Equity Coming In). for acquisition and construction. As the Reg CF Raise brings in funds, Rancho Affordable Living, LLC will quickly take out the amount of outside financing: to keep overall costs down and maintain community affordability.*

> *In the third year of the project or before, The Company anticipates refinancing once the project is stabilized in year 3 or before. After all debts have been paid and reserves established, Investors will receive an expected targeted total return of 30%28% (their preferred payments are 6% per year for 3 years, plus the bonus interest of 12%10% when Initial Capital is returned to the Investor).*

> *The Project requires $1,235,000 in total equity. The Company will invest up to $185,250 on the same terms as the other Investors. It is anticipated that Investors, including the Company (in its capacity as an Investor), will contribute up to 15 % of the required equity financing during the*

pre-development phase, and therefore will receive a Pro-RataPro-Rat Share of the annual cash flow from the operations of the Project (the same as an Investor/Participant).

The financing assumptions to purchase and develop the project are as follows:

Projects costs	$1,235,000	
Building purchase	$950,000	
Closing costs	3000	
Soft costs	32,200	
Hard costs	249,800	
Total project costs	1,235,000	
Sources		
Bank loan	20% of project cost	
Equity	80% of project cost	
Total sources	1,235,000	

During the holding period, the Company expects cash flow from operations to increase from approximately $_____ in year one to approximately $_____ in year three. The Company plans on selling/refinancing the project in year ____. For more detail review Exhibit B: Operating Proforma.

What do you get?

This is a debt offering returned at interest to each "Lender" to Rancho Affordable Living, LLC with the intent to return capital under the following schedule:

- Up to a 3-year hold

- Targeted minimum 2-year interest payments

- 6% annual interest, we expect to pay quarterly (active income)

- 6% annual interest, paid quarterly with an additional 10% "Kicker" paid at exit (12% kicker in year 3 for an expected return of 30% total and 16% total in final year)

- Lenders paid through a portion of rental income

** [Example Only] Under the projected terms of this debt note, a person who invests $100k would receive a targeted $6,000 per year (or $1,500 each quarter) until the final year, which would include repayment of $6,000 (or $1,500 each quarter) and an additional $10,000 paid at exit (or a total of $186,000 paid in the final year).

Introduction Rancho Affordable Living, LLC

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In the vibrant heart of Las Vegas, known globally as the Entertainment Capital of the United States, Rancho Affordable Living, LLC stands out as a beacon of transformation against the stark contrasts of homelessness, inadequate Section 8 housing, and the challenges faced by undocumented residents. Established with a mission to revolutionize the affordable housing landscape, Rancho Affordable Living, LLC is dedicated to creating stable, dignified living spaces that uplift disadvantaged communities and merge social impact with viable investment opportunities.

Our philosophy is built on the foundation that enhancing community welfare leads to mutual benefits—for the community and our investors. Every dollar invested with us contributes to alleviating the housing crisis while generating market rate returns. This initiative goes beyond mere construction or renovation; it's about fostering a vibrant, secure community where every individual has the opportunity to thrive.

Backed by the proven success of Proactive Realty projects such as the Orangeburg, South Carolina, and the Proactive Realty Investment Fund (PRIF), our approach is validated by a track record of not only meeting but exceeding investment expectations through impactful community development. These projects highlight our commitment and capability, showing how we transform challenges into opportunities for growth, stability, and prosperity.

As we delve deeper into our business plan, we will showcase specific << case studies>> and reference points from PRIF's history, illustrating our strategic approach to making significant community and economic impacts. Join us at Rancho Affordable Living, LLC, where your investment is pivotal in crafting a future where affordable housing is a gateway to community rejuvenation and robust investor success. This is more than an investment opportunity—it's a chance to invest with meaning, contribute to significant social change, and see tangible returns on your commitment to bettering the world.

About Section

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Rancho Affordable Living, LLC is poised to transform the landscape of affordable housing in Las Vegas, starting with the strategic acquisition and revitalization of the property at 1750 N Rancho Drive. This endeavor is not just a real estate transaction; it is a pivotal movement toward creating sustainable, impactful living solutions for the communities that need them most.

Project Overview:



The subject property, currently marred by disrepair and neglect, represents a prime opportunity for transformation. Our plan involves the introduction of brand new, affordable manufactured housing priced at $800 for a 2 bed/1 bath and $850 for a 2 bed/2 bath units. These units will be Energy Star-certified homes, ensuring both environmental sustainability and significant cost savings for residents through below-market rents.

Strategic Improvements:

The site faces numerous challenges including deferred maintenance, structural and infrastructure issues, and an urgent need for enhanced security measures. Our comprehensive strategy includes paving driveways and common areas, installing advanced security systems with camera surveillance, and revitalizing the landscape to meet the highest standards of habitability and aesthetic appeal.

Social and Economic Impact:

Rancho Affordable Living, LLC's project in Clark County is more than a property investment; it's a vital contribution to community stability and growth. By boosting the supply of affordable housing, we're fostering a more vibrant and integrated urban fabric. Located less than 10 minutes from Downtown Las Vegas and directly on an RTC Bus line, the project enhances resident mobility and ensures seamless access to city amenities.

Key Amenities and Accessibility:

- **Business Proximity:** Just a short distance from the business district at 900 South Rancho Drive.
- **Grocery Access:** Smith's Grocery is conveniently located at 850 S Rancho Dr, only a 3-minute drive, 19-minute walk, or 4-minute bike ride away.
- **Parks and Recreation:** Close to Ed Fountain Park and Lorenzi Park, offering ample public space for outdoor activities—both parks are less than a 5-minute drive and easily accessible by bike or on foot.
- **Cultural Access:** Near the Las Vegas Cultural Corridor, enhancing the community's cultural engagement with a short drive to significant cultural sites.

Transportation and Mobility:

- **Public Transit:** Well-connected through the Regional Transportation Commission (RTC), facilitating easy commutes and access across the city with an RTC stop directly in front of the property

- **Walkability and Bikeability:** While the area has a walk score of 47 and a bike score of 41, indicating most errands require a car, the location is still moderately accessible on foot or by bike.

This property is not just an investment in real estate but a strategic choice for enhancing the quality of life for its residents, ensuring they have easy access to essential services and leisure activities.

Sustainable Development:

Led by a Black developer, Rancho Affordable Living, LLC is committed to sustainability and empowerment. The development will feature energy-efficient units with modern lighting and HVAC systems, reducing the carbon footprint and lowering utility costs for residents.

Community Engagement and Security:

In response to current challenges, we will implement rigorous on-site management to ensure safety and comfort for all residents. The property will undergo extensive improvements, including road paving, property painting, and the execution of necessary repairs to elevate the living experience.

Economic Opportunities:

Rancho Affordable Living, LLC is taking a transformative step forward with the introduction of an on-site mobile home dealership. This innovative move is set to revolutionize economic inclusivity by providing the general public with the opportunity to purchase homes at discounted rates. More than just expanding affordable housing options, this initiative will stimulate local economic growth and create job opportunities, reinforcing our commitment to community development and empowerment.

Key Highlights:

- **Black-Owned:** Pride in leadership by a Black developer.
- **Sustainability:** Commitment to energy-efficient, cost-effective housing solutions.
- **Location:** Optimal accessibility, close to Downtown Las Vegas with a walk score of 98.
- **Mobility:** Excellent public transit options, enhancing resident mobility.
- **Experience:** Backed by a development team with a proven track record.

This ambitious project by Rancho Affordable Living, LLC at 1750 N Rancho Drive is designed to be more than just housing—it's a revitalization of the community, a reduction in environmental impact, and a stable, profitable opportunity for impact investors. We invite you to be part of this transformative venture, where every investment returns its value manifold, both socially and financially. Join us in building a foundation for a better tomorrow.

About The Developer



Dr. Canaan Van Williams: Pioneering Affordable Housing Through Social Impact Investment

[Dr. Canaan Van Williams](#), the visionary founder and managing director of the [Proactive Realty Income Fund, LLC (PRIF)](#), has dedicated over 25 years to transforming the real estate investment landscape. With a profound commitment to social entrepreneurship and impact investing, Dr. Van has skillfully directed his expertise toward revitalizing distressed properties into high-quality, affordable housing, particularly in underserved and working-class communities.

Innovative Real Estate Solutions with Significant Social Returns

Under Dr. Van's leadership, PRIF has excelled in creating sustainable housing solutions, generating nearly $3 million in returns for investors. His approach integrates strategic acquisitions and rapid renovations, focusing on maximizing occupancy and enhancing community living standards. To date, Dr. Van has orchestrated over $36 million in commercial and residential real estate transactions, demonstrating an unparalleled ability to not only identify but also realize the potential of underperforming assets.

A Legacy of Community Empowerment and Partnership

Dr. Van's success is deeply rooted in his partnerships with key community organizations, including Catholic Charities, Salvation Army, and various housing authorities across multiple states. These collaborations have amplified the impact of his projects, providing second-chance housing and support services to vulnerable populations such as veterans, those with low incomes, and survivors of domestic violence.

Transformative Projects and Lasting Impact

Notable achievements include the turnaround of a 53-unit property in Las Vegas, which was days away from condemnation before Dr. Van's intervention. Within nine months, the property was fully renovated and began providing essential housing to low-income residents. Similarly, Dr. Van repositioned a 39-acre, 187-space manufactured home park in South Carolina, enhancing its community safety and stability before its acquisition by UMH, a REIT committed to continuing affordable housing efforts.

Education and Professional Credentials

Dr. Van holds a PhD in Psychology from Madison University and is a Certified Private Equity Professional (CPEP). He also maintains certifications as a Registered Property Manager, a Certified Business Mediator, and in green property management, further underscoring his holistic and informed approach to real estate development.

Call to Action: Join a Visionary Journey

Invest with Dr. Canaan Van Williams and the Proactive Realty Income Fund to participate in a movement that transcends financial returns. Your investment supports the mission to provide dignity, stability, and opportunity to underserved communities, achieving tangible social impacts alongside robust financial outcomes. Join us in transforming real estate into a force for good, where every project is a step towards a more equitable and sustainable future.

Investment Philosophy and Impact:

Rancho Affordable Living, LLC is pioneering a dynamic shift in community development with the launch of an on-site mobile home dealership. This groundbreaking initiative will open doors to homeownership at affordable prices, fundamentally enhancing economic inclusivity. By offering discounted homes directly to the public, we're not just expanding affordable housing options—we're also fueling local economic growth and generating valuable job opportunities within the community. This move is a key part of our commitment to driving impactful, sustainable change and building a stronger, more vibrant community.

Track Record of Success:



Under Dr. Williams' leadership, the Proactive Realty Income Fund (PRIF) has consistently delivered exceptional results, achieving historic 20% returns across various market conditions. This performance demonstrates the resilience and strategic expertise of our management team. Notably, during the COVID-19 pandemic, PRIF maintained a 100% rent collection rate, underscoring the strength of our investment model and our effective community-focused approach. This dual emphasis on robust financial returns and significant social impact defines PRIF's standout success in the real estate investment landscape.

Revitalization and Community Transformation:

At Proactive Realty, our ethos is deeply rooted in the revitalization of entire communities, not just the buildings within them. By strategically focusing on impact zones, we ensure every investment we make serves dual purposes—enhancing the community and driving economic growth. This approach has consistently yielded positive outcomes, exemplified by the success of our benchmark property at 1735 North Rancho Dr, Las Vegas, NV. Here, we've demonstrated the transformative potential of our initiatives, setting a high standard for what we can achieve across all our projects.

Social and Economic Impact:

At Rancho Affordable Living, LLC, our investment philosophy is crafted around generating substantial social impact seamlessly integrated with strong economic returns. We are committed to cultivating thriving communities by fostering local employment, promoting environmental sustainability, and ensuring access to safe, affordable housing.

We invite impact investors to join a movement that places equal value on profitability and people. With us, your investment extends beyond financial returns; it becomes a pivotal force for positive community transformation. By partnering with us, you engage in a transformative journey where your capital acts as a powerful catalyst for community empowerment and revitalization. Dive into this venture with us, where your investment not only grows but also makes a meaningful difference.

About the Market

Las Vegas Housing Market Overview: Navigating Slow Sales and Price Stability

[The Las Vegas housing market](#) witnessed a notable slowdown in sales activity in 2023, marking it as the slowest year for local home sales in at least a decade. Despite this deceleration, the market demonstrated resilience in terms of price stability. According to the LVR, the median price of existing single-family homes in Southern Nevada increased by 5.9% to $449,900 in December 2023 from $425,000 in December 2022. This growth occurred in a context of tight housing supply, which, while constraining sales volumes, helped to sustain price levels below the peak of $482,000 seen in May 2022.

Condominiums and Townhomes: A Brighter Spot

Interestingly, the condominium and townhome segments showed more vigorous price growth and sales activity compared to single-family homes. The median price for these properties rose by 9.3% to $270,000, with sales of condos and townhomes increasing by 18.1% in December. This segment seems to attract buyers with its more accessible price points and possibly greater inventory relative to demand compared to single-family homes.

Market Dynamics: Inventory Constraints and Interest Rates

The persistently tight housing supply throughout 2023 was a significant factor in slowing down sales but also propping up home prices. LVR's president, Merri Perry, noted the critical role of fluctuating mortgage interest rates, which, having peaked earlier in the year, began to decline towards the end, providing a potential boost to buyer affordability. By December, the number of single-family homes listed for sale without offers had decreased by 39.4% year-over-year, indicating a substantial drop in available inventory.

Future Outlook: Inventory Replenishment and Market Movement

Moving into 2024, many national experts anticipate a slight increase in housing supply, which could stimulate more robust sales activity. This forecast aligns with the gradual return of interest rates to more buyer-friendly levels, potentially energizing the market and broadening the base of potential homeowners.

Investor Activity and Market Segments

In December 2023, cash transactions accounted for 28.8% of all local property sales, reflecting a moderate increase from the previous year but still significantly lower than the peak levels of investor activity seen in past years. This suggests a current market that is less driven by investor speculation and more oriented towards traditional homebuyers.

Neighborhood Overview and Accessibility:

The strategic location of our properties in the northwestern section of Las Vegas Valley, renowned for its excellent accessibility and proximity to major amenities, positions us advantageously within the market. With developments enhancing connectivity, such as the expansion of the I-215/Las Vegas Beltway, our properties are not just residences but gateways to greater opportunities for our tenants.

Public Services and Community Infrastructure:

The neighborhood's robust development is supported by comprehensive public services, including new educational institutions and healthcare facilities. These developments support a growing population and add to the overall attractiveness of the area as a place to live, work, and thrive.

Mirroring Success – Case Study of Similar Properties:



Our exemplary success with properties such as 1735 North Rancho Drive showcases our expertise in effectively transforming and managing real estate investments. By mirroring this success at 1750 North Rancho Drive, we are not only committed to upgrading the physical assets but also profoundly enhancing the lives of residents. We aim to improve living conditions and foster greater community integration, ensuring that each project we undertake not only succeeds financially but also elevates the quality of life for its inhabitants. Join us as we replicate this proven success, delivering substantial value to both our investors and the communities we serve.

1. [the Orangeburg, South Carolina](#)
2.

<< Insert Case Studies>>

Conclusion and Call to Action:

Rancho Affordable Living, LLC presents a premier investment opportunity that leverages the distinctive dynamics of the Las Vegas real estate market to generate both significant social impact and robust financial returns. When you invest with us, you're investing more than just capital; you're investing in people, in communities, and a sustainable future. Come, join us on this transformative journey as we convert opportunities into homes and investments into enduring legacies. Let's build something great together, where your investment does more than grow—it changes lives.

Financial Narrative

Rancho Affordable Living, LLC, together with the Proactive Realty Investment Fund (PRIF), is at the forefront of a transformative real estate initiative in Las Vegas, dedicated to providing affordable, second-chance housing solutions for those impacted by life's various challenges. Our approach combines strategic investment with a deep commitment to social impact, creating not just homes, but opportunities for a better life.

Financing Overview:

We are embarking on an ambitious project with an initial development and acquisition cost of approximately $1,235,000. This investment will be strategically financed through a blend of crowdfunded capital and equity investment to ensure both robust financial backing and community involvement. Our funding model includes:

Crowdfunding Investment: $1,055,000 raised through SmallChange.co, structured as a short-term loan. This amount will carry an interest rate of 6.25% above the ten-year treasury rate, reflecting a competitive return for our investors, with a planned full repayment within three years.

Equity Investment by PRIF: An injection of $180,000 in equity by the Proactive Realty Investment Fund, marking a direct investment in the community's revitalization. This equity stake is scheduled for evaluation and potential exit at the end of year three, coinciding with major refinancing efforts that will assess the project's increased value post-development.

Pro Forma and Project Costs Breakdown:

Pro forma

The following table is a high-level summary of anticipated sources and uses of funds.

Item	Fee Value
Project Costs	$1,235,000
Building Purchase	$950,000
Closing Costs	$3,000
Soft Costs	$32,300
Hard Costs	$249,800
Total Project Costs	**$1,235,000**
**Sponsors Investment	$180,000
Equity	$1,055,000
Total Sources	**$1,235,000**

The comprehensive allocation of funds is meticulously planned to ensure maximum impact and efficiency:

Building Purchase: $950,000

Closing Costs: $3,000

Soft Costs: $32,300 (including legal, administrative, and preliminary site works)

Hard Costs: $249,700 (covering renovations, infrastructure improvements, and construction)

Totaling $1,235,000, these costs reflect our commitment to transforming the property into a vibrant, sustainable community hub.

Strategic Refinancing Plan:

Post-development, we aim to refinance the property to leverage its increased value for future projects. This refinancing, planned for the third year, will involve either traditional bank financing or new equity investments, ensuring continuous growth and sustainability of our housing initiatives.

About Proactive Realty Investment Fund:

[Proactive Realty](), led by the visionary Dr. Canaan Williams, specializes in the renovation and repositioning of distressed properties into high-quality affordable housing. With over $36 million in transactions and nearly $3 million returned to investors, PRIF's success is grounded in a strategy that emphasizes low-leverage acquisitions, rapid renovations, and a focus on maximizing occupancy. Our partnership network includes key community organizations like Catholic Charities and the Salvation Army, enhancing our projects' social impact.

By investing in Rancho Affordable Living, you are not just investing in real estate. You are supporting a mission-driven effort to provide dignity, stability, and opportunity to underserved populations, while also achieving attractive financial returns. Join us in this impactful journey, where your investment brings more than just profit—it brings hope and transformation to the communities that need it most.